HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**
                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Horace Mann Investors, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1 Horace Mann Plaza

(No. and Street)

Springfield   **IL**   **62715**

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson   (217)788-8538

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

200 E. Randolph Dr.   **Chicago**   **IL**   **60601**

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kimberly A. Johnson</u>   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>Horace Mann Investors, Inc.</u>   , as

of <u>December 31</u>   , 20<u>20</u>   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:




Signature

Financial & Operations Principal
Title


Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HORACE MANN INVESTORS, INC.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Horace Mann Investors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc.
(the Company) as of December 31, 2020, the related statement of operations, stockholder's equity, and cash
flows for the year then ended, and the related notes to financial statements (collectively, the financial
statements). In our opinion, the financial statements present fairly, in all material respects, the financial position
of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then
ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.
§ 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in
all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1989.

Chicago, Illinois
February 26, 2021

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2020

Assets:

Cash and cash equivalents	$	2,328,128
Distribution fees receivable		249,000
Dividend receivable		16
Receivables from Broker-Dealers		327,565
Commission income receivable		7,556
Current tax receivable		87,395
Deferred tax asset		68,033
Total assets	$	3,067,693

Liabilities:

Accrued expenses and other liabilities		235,537
Payable to affiliates		126,829
Total liabilities	$	362,366

Stockholder's equity:

Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		2,110,000
Retained earnings		590,327
Total stockholder's equity		2,705,327
Total liabilities and stockholder's equity	$	3,067,693

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Operations

For the year ended December 31, 2020

Revenue:		
Net distribution fees	$	1,449,356
Asset-based fees		363,010
Net commissions		287,438
Administrative service fees from affiliate		225,000
Dividend and interest income		4,960
Total Revenue		2,329,764
Expenses:		
Salaries and other payroll expenses		1,275,162
Regulatory fees		268,117
Asset-based fee commission expense		214,211
Other expenses		550,720
Total Expenses		2,308,210
Income before income tax expense		21,554
Income tax expense		5,756
Net Income	$	15,798

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2020

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2019	$	5,000	110,000	574,529	689,529
Capital contribution		-	2,000,000	-	2,000,000
Net income		-	-	15,798	15,798
Balance at December 31, 2020	$	5,000	2,110,000	590,327	2,705,327

See accompanying notes to financial statements.

4

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

For the year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	15,798
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in distribution fees receivable		(104,576)
Increase in current tax receivable		(33,345)
Increase in commission income receivable		(7,556)
Increase in receivables from Broker-Dealers		(327,565)
Increase in payable to affiliates		103,357
Decrease in deferred tax asset		7,821
Decrease in dividend receivable		1,217
Decrease in accrued expenses and other liabilities		(389,219)
Net cash used in operating activities		(734,068)
Cash flows from financing activities:		
Capital contribution		2,000,000
Net cash used in financing activities		2,000,000
Cash and cash equivalents at beginning of year		1,062,196
Cash and cash equivalents at end of year	$	2,328,128
Supplementary Disclosures of Cash Flow Information:		
Income Taxes Paid	$	31,280

See accompanying notes to financial statements.

(1) Description of Business

Horace Mann Investors, Inc. (Investors or the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC).

Investors is registered with FINRA as a broker-dealer, for the sale of variable life insurance, variable annuities, mutual funds, 529 plans, and individual equity securities on a non-solicited basis. In addition, Investors' acts as a Registered Investment Advisor, through its registration with the Securities and Exchange Commission (SEC), offering investment advisory and financial planning services. The Company has a required net capital of $250,000 to support these activities. Investors operates under SEC Rule 15c3-3(k)(2)(ii) exemption, clearing all transactions on a fully disclosed basis, and relies upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Investors does not carry customer accounts, hold customer funds or safekeep customer securities.

Investors serves as a distributor of affiliate Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. Since Investors receives the majority of its revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors is the introducing broker-dealer for Horace Mann Retirement Advantage mutual fund open architecture platform for 403(b)(7) and other defined contribution accounts.

Investors serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts as well as 529 plans through several state sponsored programs. Investors is also the introducing broker-dealer for mutual fund brokerage, with accounts carried by Raymond James Clearing and Pershing LLC. Investors' investment advisory activity involves offering fee-based mutual fund and exchange-traded fund portfolios through its relationships with Raymond James & Associates, Inc., Pershing LLC, Envestnet, Inc., and AssetMark Investment Services, Inc. Investors terminated its relationship with Raymond James & associates, Inc. in 2020.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b)   *Revenue Recognition*

Investors recognizes revenue from contracts with customers for the sale or servicing of variable annuities, variable life products, mutual funds and managed accounts as follows:

(a) **Net Commission Revenues** - Investors receives commission revenue from HMLIC and authorized third-party vendors on the sale of certain variable annuities, variable life products and mutual funds.

- Annuity commission revenues and related expenses are recognized when the signed annuity application and premium is submitted to HMLIC. These revenues and expenses fully offset each other.
- Variable insurance commission revenues and related expenses are recognized when the premium is remitted to the insurance carrier and the policy requirements are met.
- Mutual fund commission revenues and related expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.
- Trailing commissions from mutual funds and variable annuities are recorded over the period earned. These revenues and related expenses fully offset each other except for a small amount of selling agreement business.

Investors acts in an agent capacity and therefore commission revenues are recorded net of the commission expenses paid to registered representatives.

(b) **Asset-Based Fees** - Investors receives asset-based fees on the servicing of managed accounts and certain variable annuities. Investors receives these asset-based fees on a quarterly basis, in advance, including pro-rated quarterly fees on a monthly basis for new accounts. Investors recognizes the asset-based fees during the period in which the revenue is earned. In regard to Retirement Advantage, Investors acts in an agent capacity and therefore fees are recorded net of the asset-based fee expenses paid to registered representatives. These revenue and expenses fully offset each other.

In its relationship with Raymond James, Pershing, Envestnet and AssetMark, Investors acts in a principal capacity. Investors agrees to provide ongoing customer monitoring and maintain customer relationships. As such, Investors acts in a principal capacity and therefore fees are recorded gross on the income statement.

(c) **Net Distribution Fees** – Investors receives monthly and quarterly distribution payments of 12b-1 fees. These distribution payments are calculated monthly and quarterly based on the net asset value of the funds. Investors believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The ultimate amount of these fees is dependent upon the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Investors does not believe it can overcome these constraints until the market value of the fund and the investor activity are known, usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Investors acts in an agent capacity and therefore distribution fees are recorded net of distribution fee expenses paid to registered representatives.

7

(d) **Administrative Service Fees** – Investors receives monthly administrative service fees to cover expenses incurred to satisfy its performance obligations under the distribution agreements with HMLIC and fees are recognized ratably as revenue each month as services are provided.

In general, satisfaction of performance obligations occur on a monthly. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are established at a point in time or over time; whether constraints on variable consideration should be applied due to uncertain future events; and in assessing principal versus agent status.

The following table presents the disaggregated revenue from contracts with customers reported for the year ended December 31, 2020:

Contract Type	Revenue
Commissions	
Variable life insurance products	113,736
Mutual funds	167,225
Trail commissions	6,477
Total net commissions	**287,438**
Asset based fees	363,010
Net distribution fees	1,449,356
Administrative service fees from affiliates	225,000
Commissions and fees	$ 2,324,804

(c) *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of cash and money market demand accounts with original or remaining maturities of three months or less at the time of purchase.

(d) *Comprehensive Income*

The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income*, and its net income as presented in the Statement of Operations.

(e) *Income Taxes*

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. For state income tax purposes, Investors is included in unitary filings with other Horace Mann entities and may receive a tax expense or benefit as the unitary group's income or losses are apportioned amongst the entities. Federal and State income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(f)   *Fair Value Measurements*
The Company, in accordance with FASB ASC Topic 820, *Fair Value Measurement*, has an established framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amount of the assets approximates fair value. The fair value of the financial assets (which consist of cash and cash equivalents) carried at fair value were measured using quoted market prices in active markets (Level 1 inputs).

(3) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries of the Parent, and is a party to several intercompany service agreements. Under these agreements, Investors paid $2,074,485 for the management, administrative and data processing services, and utilization of personnel in 2020. Of this total, $1,275,162 is included in salaries and other payroll expenses, $268,117 is located in regulatory fees and $531,206 in other expenses on the Statement of Operations. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

Investors pays commissions to its registered representatives via Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors. In 2020, Investors had an outstanding payable to HMSC of $87,294.

In 2020, Investors recorded $5,706,797 of commission income and expense related to the sale and servicing of HMLIC variable annuity contracts. In 2020, Investors had an outstanding payable to HMLIC of $39,535.

Investors also earned $100,000 in administrative services fees from HMLIC and $125,000 in administrative services fees from HMSC.

(4) Income Taxes

Balance sheet accounts related to income taxes were as follows as of December 31, 2020:

Current federal tax receivable	$	10,798
Current state tax receivable		76,597
Deferred federal tax asset		32,294
Deferred state tax asset		35,739
Net income tax asset	$	155,428

The "temporary differences" that give rise to the deferred tax balances at December 31, 2020 were as follows:

Deferred tax assets:		
Pension and employee benefits	$	42,780
Non-deductible accruals		4,224
State tax, net		28,234
Total gross deferred tax assets		75,238
Deferred tax liabilities:		
Fixed assets		7,205
Total gross deferred tax liabilities		7,205
Net deferred tax asset	$	68,033

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2020, the Company had no available carryforwards or credits.

The components of the income tax expense for 2020 were as follows:

Current	$ (2,065)
Deferred	7,821
Total income tax expense	$ 5,756

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 21% to income before income tax expense as follows:

Expected federal tax on income	$ 4,526
Add tax effects of:	
Allocated non-deductible expenses	2,575
Provision to return adjustment	-
State tax expense (net)	(1,345)
Total income tax expense	$ 5,756

The Company's federal income tax returns for years prior to 2014 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interest and penalties as income tax expense. As of December 31, 2020, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(5) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and three non-qualified retirement plans. Expense allocated by HMSC to Investors in 2020 for the qualified and non-qualified plans total $51,117 and $4,604, respectively, and is included in salaries and other payroll expenses in the Statement of Operations.

Substantially all employees participate in a 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company contribution vests after 5 years of service.

Employees, who were hired prior to 1998, have a vested accrued benefit in a frozen qualified defined benefit plan. Participants' ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations. All assets for the qualified plans are held in their respective plan trusts.

11

Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

(6) Receivables from Broker-Dealers

At December 31,2020, Investors had $139,381 receivable from clearing organizations and $188,184 in deposits at clearing organizations.

(7) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2020 Investors' net capital and minimum required net capital were $2,251,761 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.16 to 1.

On February 20, 2020 the Parent made a capital contribution of $2,000,000 to ensure capital requirements could be met.

(8) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company believes that the amount for which it could be liable, if any, will not have a material adverse effect on the Statement of Financial Condition or Statement of Operations.

(9) Subsequent Events

The Company evaluated its December 31, 2020 financial statements for subsequent events through February 26, 2021, the date that the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2020

Computation of net capital:

Total stockholder's equity from statement of financial		
condition qualified for net capital	$	2,705,327
Total nonallowable assets:		
Distribution fees receivable		(249,000)
Commission income receivable		(7,556)
Current tax receivable		(87,395)
Deferred tax asset		(68,033)
		(411,984)
Haircut on securities - Money Markets		(41,582)
Net capital		2,251,761
Computation of aggregate indebtedness – Total liabilities		362,366
Net capital requirement (greater of 6.67% of aggregate indebtedness		
or $250,000)		250,000
Excess net capital		2,001,761
Net capital less greater of 10% of aggregate		
indebtedness or 120% of minimum dollar requirements		1,951,761
Ratio of aggregate indebtedness to net capital		0.16 to 1

Note: There are no material differences between the computation presented above and the computation
of net capital under Rule 15c3-1 as of December 31, 2020 filed by Investors in its
Form X-17A-5 on February 26, 2021.

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements and PAB Account Reserve Requirment
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, as of December 31, 2019 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, as of December 31, 2019 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise owe funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Exemption Report

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Investors, Inc.:

We have reviewed management's statements, included in the accompanying Horace Mann Investors, Inc. Exemption Report (the Exemption Report), in which Horace Mann Investors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
February 26, 2021

Horace Mann Investors, Inc.
Exemption Report
December 31, 2020

Horace Mann Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2):

17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Horace Mann Investors, Inc.

I, Kimberly A. Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
Title: Financial and Operations Principal

Date: February 26, 2021

HORACE MANN INVESTORS, INC.

SIPC Assessment Reconciliation

December 31, 2020

(With Independent Auditors' Report Thereon)

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6082

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Horace Mann Investors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Horace Mann Plaza

(No. and Street)

Springfield	**IL**	**62715**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson   (217)788-8538

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

200 E. Randolph Dr.	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kimberly A. Johnson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Horace Mann Investors, Inc. _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____


Signature

Financial & Operations Principal
Title




Notary Public

This report ** contains (check all applicable boxes):
- [✔] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [✔] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Stockholder and the Board of Directors
Horace Mann Investors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020, which were agreed to by Horace Mann Investors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020 of $2,329,764 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020 of $9,098,567, and noted a difference of $6,768,803;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2021

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _2020_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6082 FINRA DEC

HORACE MANN INVESTORS, INC.
1 HORACE MANN PLAZA
SPPRINGFIELD, IL 62715-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KIM JOHNSON 217-788-8538

2. A. General Assessment (item 2e from page 2) $2,978.35

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (1,449.68)
        07-25-2020
            Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $1,528.67

    G. **PAYMENT:** √ the box
        Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☑
        Total (must be same as F above) $ 1528.67

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Horace Mann Investors, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 04 day of February , 20 21 .

Senior Vice President & Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2020
and ending 12-31-2020

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,098,567

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   7,113,001

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   7,113,001

2d. SIPC Net Operating Revenues $ 1,985,566

2e. General Assessment @ .0015 $ 2,978.35

                                                                 (to page 1, line 2.A.)